Exhibit 2.5

EXHIBIT D

NONCOMPETITION AGREEMENT

THIS NONCOMPETITION AGREEMENT (this “Agreement”) is made and entered into as of                          , 2002, by and among EPICOR SOFTWARE CORPORATION, a Delaware corporation (“Company”) and CLARUS CORPORATION, a Delaware corporation (“Covenantor”). Capitalized terms used in this Agreement are used as defined in the Purchase Agreement described below unless specifically defined otherwise herein.

RECITALS

WHEREAS, Covenantor and Company have entered into an Asset Purchase Agreement dated October             , 2002 (the “Purchase Agreement”), whereby Covenantor has agreed to sell, and Company has agreed to purchase the Purchased Assets, including goodwill related to the Business;

WHEREAS, as a condition to, and in accordance with, the closing of the Purchase Agreement, Company and Covenantor shall enter into this Agreement; and

WHEREAS, the parties hereto agree that it would be detrimental to Company if Covenantor, directly or indirectly, were to engage in the business substantially similar to that of the Business, particularly while Covenantor is in possession of confidential, secret or proprietary information about the Business.

NOW, THEREFORE, in consideration of the above recitals and of the consummation of the transactions contemplated in the Purchase Agreement and the terms, conditions and covenants set forth below, the parties hereto, intending to be legally bound, agree as follows:

1.    Noncompetition.

       Except as otherwise explicitly permitted by this Agreement, from the date hereof and continuing for a period of five years thereafter (the “Noncompete Term”), Covenantor will not, either directly or indirectly, and will not permit any Covered Entity to, or Assist any third party to, either directly or indirectly, engage or participate in any business or enterprise that competes with the Business transferred to Company by Covenantor in the Territory. The parties acknowledge that Covenantor or a Covered Entity may continue to market, sell, develop or support the Excluded Assets without violating this Section 1, Section 3 or Section 4 herein. Activities which would otherwise violate this Agreement which are engaged in by a person which becomes an Affiliate through a merger, purchase or similar transaction shall not be deemed to violate this Agreement if such activities were carried on prior to the transaction which created the Affiliate relationship and if no information is shared in a manner which would constitute Assisting in a competitive activity.

2.    Definitions

       (a)    “Assist” shall mean (a) to provide information about Products, markets, customers for, costs, pricing or functionality of the Products or about any products directly competing with the products, or providing funds to a person if a significant business activity of that person is development, marketing or supporting of Internet-based, business-to-business, e-commerce solutions which compete with the Products, but (b) shall not include passive ownership of less than 20% of another company, or ownership of less than 20% in Silver Oak Partners, provided no information described in clause (a) above is shared.

       (b)    A “Covered Entity” means every Affiliate of Covenantor. The agreements of Covenantor contained herein specifically apply to each entity which is presently a Covered Entity or which becomes a Covered Entity subsequent to the date of this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement prohibits Covenantor or any Affiliate of Covenantor from owning less than five percent of any class of voting securities registered under the Securities Exchange Act of 1934, as amended, of any issuer.

       (c)    “Affiliate” means, with respect to any party, any corporation, company, partnership, joint venture, firm and/or other entity which controls, is controlled by or is under common control with such party. “Control” means (i) in the case of corporate entities, direct or indirect ownership of at least fifty percent of the stock or participating assets entitled to vote for the election of directors; and (ii) in the case of non-corporate entities (such as limited liability companies, partnerships or limited partnerships), either (A) direct or indirect ownership of at least fifty percent of the equity interest, or (B) the power to direct the management and policies of the noncorporate entity.

       (d)    “Territory” means the entire world. Covenantor acknowledges that Company is and has been conducting the Business throughout the entire Territory. Covenantor agrees and acknowledges that Company has a valid and legitimate business interest in protecting its Business in the Territory from any activity prohibited by this Agreement.

3.    Confidential and Proprietary Information.

       (a)    Covenantor agrees that Covenantor will not, either directly or indirectly, and Covenantor will not permit any Covered Entity to, either directly or indirectly, divulge to any person or use any of the Confidential and Proprietary Information.

       (b)    “Confidential and Proprietary Information” means all information and any idea in whatever form, tangible or intangible, pertaining in any manner to the Business or the business of Company or any Affiliate of Company, or to their respective clients, consultants, or business associates, unless the information is or becomes publicly known through lawful means (other than disclosure by Covenantor in violation of this Agreement or the Purchase Agreement).

4.    No Solicitation.

       From the date hereof and continuing for a period of five years thereafter Covenantor will not, either directly or indirectly and will not permit any Covered Entity to, or assist any third party to, either directly or indirectly, (a) (i) attempt in any manner to persuade any customer or vendor of Company or its Affiliates to cease to do business or to reduce the amount of business which any customer or vendor of Company or its Affiliates has customarily done or contemplates doing with Company or its Affiliates, or (ii) solicit the business of any customer or vendor of Company or its Affiliates if such solicitation could cause a reduction in the amount of business Company or its Affiliates does with such customer or vendor; or (b) hire, solicit, take away, or attempt to hire, solicit or take away (either on Covenantor’s behalf or on behalf of any other person or entity) any person (i) who is then an employee of Company or any of Company’s Affiliates; or (ii) who has terminated his or her employment with Company or any of Company’s Affiliates within the previous ninety days.

5.    Enforcement.

       Covenantor acknowledges that Covenantor’s expertise in the Business is of a special and unique character which gives this expertise a particular value, and that a breach of this Agreement by Covenantor or any Covered Entity will cause serious and potentially irreparable harm to Company and each of its Affiliates. Covenantor therefore acknowledges that a breach of this Agreement by Covenantor or any Covered Entity cannot be adequately compensated in an action for damages at law, and equitable relief would be necessary to protect Company and each of its Affiliates from a violation of this Agreement and from the harm which this Agreement is intended to prevent. By reason thereof, Covenantor acknowledges on behalf of Covenantor and each Covered Entity that Company and each of its Affiliates are entitled, in addition to any other remedies they may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of this Agreement without any requirement to post bond. Covenantor acknowledges, however, that no specification in this Agreement of a specific legal or equitable remedy may be construed as a waiver of or prohibition against pursuing other legal or equitable remedies in the event of a breach of this Agreement by Covenantor or any Covered Entity.

6.    Non-disparagement.

       The parties agree not to publish or communicate disparaging or derogatory statements or opinions about the other party, including, but not limited to, disparaging or derogatory statements or opinions about the parties’ management, products or services, to any third party. It shall not be a breach of this Section 6 for either party to testify truthfully in any judicial or administrative proceeding or to make statements or allegations in legal filings that are based on such party’s reasonable belief and are not made in bad faith. The parties agree that in the event one of the parties fails to comply with this Section 6, then the other party shall have no adequate remedy at law and shall then be entitled to enforce this Section 6 by seeking an injunction and/or such other relief as may be just and proper. The covenants in this Section 6 shall survive the term of this Agreement and shall remain in full force and effect thereafter.

7.    Survival.

       All recitals, covenants, commitments and agreements of any of the parties made in this Agreement survive the execution and delivery of this Agreement and the closing of the transactions contemplated by the Purchase Agreement.

8.    Binding Effect; Successors and Assigns.

       The terms and provisions set forth in this Agreement inure to the benefit of and are enforceable by Company and its successors, assigns and successors-in-interest, including without limitation any corporation or other entity with which Company may be merged or by which it may be acquired, or which may be the acquiring entity in an asset sale transaction or other form of reorganization. This Agreement may not be assigned by Covenantor.

9.    Severability.

       In the event that any provision or term of this Agreement, or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographic and temporal restrictions and provisions contained in this Agreement) is held to be unenforceable or invalid for any reason, such provision or portion thereof will be modified or deleted in such a manner as to make this Agreement, as modified, legal and enforceable to the fullest extent permitted under applicable laws.

10.    Choice of Law.

       This Agreement shall in all respects be construed in accordance with and governed by the internal, substantive laws of the State of California.

11.    Notices.

       All notices or other communications which are required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally, (b) sent by registered or certified mail, postage prepaid, (c) sent by overnight courier with a nationally recognized courier or (d) sent via facsimile confirmed in writing in any of the foregoing manners, as follows:

If to Seller:	Clarus Corporation
3970 Johns Creek Court
Suwanee, Georgia 30024
Attention: Chief Executive Officer
Facsimile: 770-291-8584

with a copy to:	Womble Carlyle Sandridge & Rice, PLLC
1201 West Peachtree Street, Suite 3500
Atlanta, Georgia 30309
Attention: Sharon L. McBrayer
Facsimile: 404-870-4825

If to Purchaser:	Epicor Software Corporation
195 Technology Drive
Irvine, CA 92618
Attention: General Counsel
Facsimile: 949-585-4447

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626-1924
Attention: Peter J. Tennyson
Facsimile: 714-979-1921

       If sent by mail, notice shall be considered delivered five (5) Business Days after the date of mailing, and if sent by any other means set forth above, notice shall be considered delivered upon receipt thereof. Any party may by notice to the other parties change the address to which notice or other communications to it are to be delivered or mailed.

12.    Miscellaneous Terms.

         (a)    The headings contained in this Agreement are for reference purposes only, are not necessarily descriptive of the paragraphs to which they relate and shall not affect the meaning or interpretation of this Agreement.

         (b)    No change, modification, addition or amendment to this Agreement will be valid unless in writing and signed by the party against which enforcement of such change, modification, addition or amendment is sought.

         (c)    The parties agree to cooperate in good faith to accomplish the objectives of this Agreement and, to that end, agree to execute and/or deliver from time to time such other and further instructions and documents and to take such other actions as may be necessary or convenient to fulfillment of these purposes.

         (d)    No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, will be deemed to be, or may be construed as, a further or continuing waiver of any such term, provision or condition.

         (e)    This Agreement constitutes the entire agreement between the parties hereto with respect to the subject hereof, and fully supersedes any prior agreements or understandings with respect thereto. The parties hereto acknowledge that no representations, inducements, promises or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding on either party with respect to the subject hereof.

         (f)    This Agreement may be executed in two or more counterparts, including electronically transmitted counterparts, each of which shall be deemed an original and all of which shall be considered one and the same instrument.

         (g)    In the event of any dispute between the parties hereto in connection with this Agreement, the prevailing party shall be entitled to recover from the losing party all of its costs and expenses including, without limitation, reasonable attorneys’ fees and expenses.

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[SIGNATURE PAGE TO NONCOMPETITION AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

EPICOR SOFTWARE CORPORATION

By:
Its:

CLARUS CORPORATION

By:
Its: